

Mail Stop 3561

January 31, 2017

Via E-mail
Mr. Matthew Quinlan
Chief Financial Officer
Dominion Diamond Corporation
P.O. Box 4569, Station A
Toronto, ON
Canada M5W 4T9

> **Re:** **Dominion Diamond Corporation**
> **Form 40-F for the Year Ended January 31, 2016**
> **Filed April 14, 2016**
> **Response dated January 20, 2017**
> **File No. 001-33838**

Dear Mr. Quinlan:

We have reviewed your January 20, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2017 letter.

Form 40-F for the Year Ended January 31, 2016

Exhibit 99.6
Notes to Consolidated Financial Statements
Note 3. Change in Accounting Policy and Retrospective Restatement, page 49

1. We have reviewed your response to comment two. Please address each of the following:

   - We note your disclosure that "IAS 37 provides a policy choice to treat an ARO liability as a monetary or non-monetary liability." As previously requested, tell us where IAS 37 provides this policy choice.

- Please tell us the type of resources embodying economic benefits (cash or non-cash) that have been required or are assumed to be required to settle your asset retirement obligations.

- Please tell us if the terms of your obligations have in any way changed and, if so, explain how it relates to your policy choice change.

- We note your reference in your response to paragraph 36 of IAS 37 which states: "The amount recognized as a provision shall be the best estimate of the expenditure required to settle the present obligation at the end of the reporting period." You also indicate in your response that "neither IAS 37 nor IAS 21, *Effects of changes in foreign exchange rates,* provide guidance on the accounting treatment of exchange differences related to a provision denominated in a foreign currency. Therefore, in the absence of specific guidance in IFRS, companies are required to make a policy choice in respect of the translation of a provision denominated in a foreign currency." Please support your conclusion that IAS 37 nor IAS 21 do not provide guidance on the accounting treatment for exchange differences related to a provision denominated in a foreign currency. We note that IAS 37 requires the estimate to be made as of the end of the reporting period, which includes any new information or changes in inputs to be reflected in the provision at the end of the reporting period.

- Please also expand your previous analysis to address paragraphs 4 and 5 of IFRIC 1, which provides guidance regarding changes in the measurement of an existing decommissioning, restoration and similar liability.

- Finally, if you are able to support that this is a policy choice, please explain how your previous accounting for asset retirement obligations met the requirements of paragraph 10 of IAS 8, which requires that the application of an accounting policy results in information that is both relevant and reliable. Specifically address the extent to which your application of your previous accounting policy resulted in an estimate of your asset retirement obligation that was complete in all material respects.

You may contact Myra Moosariparambil at (202) 551-3796 or Nasreen Mohammed at (202) 551-3773 with any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and
Mining